SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February 2008                                Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                     Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: February 14, 2008	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                          Press Release

CAE reports third quarter results for fiscal year 2008

  Net earnings up 33% year over year to CDN$39.5 million
  Revenue up 4% year over year to $344.8 million
  Free cash flow of CDN$46.2 million
  Consolidated book-to-sales ratio of 1.6x

Montreal, February 14, 2008 – (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the third quarter ended December 31, 2007. Net earnings were $39.5 million ($0.16 per share) this quarter, compared to $29.7 million ($0.12 per share) in the third quarter of last year. All financial information is in Canadian dollars.

Summary of consolidated results
(millions, except operating margins)		Q3-08	Q2-08	Q1-08	Q4-07	Q3-07

Revenue		$344.8	353.9	358.3	337.3	331.2
Earnings before interest and
income taxes (EBIT)		$61.7	62.1	58.0	53.3	44.2
As a % of revenue	%	17.9	17.5	16.2	15.8	13.3
Net earnings		$39.5	38.9	38.7	34.3	29.7
Backlog		$2,710.7	2,513.3	2,599.5	2,774.6	2,711.9

Consolidated revenue was $344.8 million, $13.6 million higher than in the third quarter of 2007.

Consolidated earnings from continuing operations were $40.1 million compared to $29.7 million in the third quarter of 2007. Excluding non-recurring items, earnings last year were $32.0 million.

Third-quarter consolidated earnings before interest and taxes(1) (EBIT) were $61.7 million, or 17.9% of revenue. EBIT increased 40% or $17.5 million year over year, as a result of higher segment operating income in all segments.

“Our results continue to show that we have successfully diversified our interests between civil and military markets, and among the various regions of the world,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “Approximately 60% of our revenues are now being generated outside North America and those originating in high growth areas like Asia, the Middle East and South America have grown by 25% over the same nine-month period last year. The growing proportion of our civil and military training and services activity is providing greater stability and predictability to our results. We are continuing to execute our growth strategy by prudently and purposefully investing to meet the long term needs of our aerospace and defence customers.”

We saw a higher level of activity this quarter in the combined military segments, with orders totalling $339 million. As a result, the combined military backlog increased 14% from last quarter.

We won a $160 million contract to provide MRH90 helicopter training systems and services to the Australian Defence Forces. In addition, Helicopter Training Media International, a company owned equally by CAE and Thales, entered into a contract to supply the French Air Force with an NH90 full mission simulator. The Royal Netherlands Air Force awarded us contracts for C-130H and KDC-10 full mission simulators as well as for maintenance and support services. Also related to the C-130 aircraft, we received a contract to provide maintenance and logistics services to the U.S. Air Force and for pilot instruction and courseware development.

Earlier in the quarter, the government of Canada qualified the CAE-led team for the C-130J and CH-47 aircrew training capability.

In civil training and services, we secured more than $104 million in new training contracts, including a five-year agreement with Dassault Falcon Jet as a preferred provider for maintenance training for Dassault employees. We also announced a $50 million, 10-year contract with AirAsia to provide training to all of the airline’s current and future pilots. Subsequent to the end of the quarter, we announced the selection of Kuala Lumpur as the location for our Southeast Asian training hub, and together with AirAsia, we plan to develop an aviation centre of excellence.

During the quarter we signed contracts for 11 civil full-flight simulators (FFSs). We have announced 31 FFS orders year to date and we are likely to slightly exceed our previous full-year guidance of 34. The exact number of sales we conclude this year will ultimately depend on the timing of a number of contracts.

Business segment highlights
Simulation Products/Civil (SP/C)
Financial results
(millions, except operating margins)		Q3-08	Q2-08	Q1-08	Q4-07	Q3-07

Revenue		$103.5	112.3	113.0	97.6	92.1
Segment operating income		$25.2	26.2	19.7	15.3	15.5
Operating margins	%	24.3	23.3	17.4	15.7	16.8
Backlog		$388.7	373.3	413.3	352.8	340.0

Revenue in the SP/C segment was $103.5 million in the quarter, up by 12% over the same period last year. Revenue increased as a result of higher orders, partly offset by the negative impact of the appreciation of the Canadian dollar.

Segment operating income was $25.2 million, up by 63% over the same period last year. This increase is mainly due to higher revenue in the quarter as well as stronger operating margins. The mix of programs, positive sustained cost performance, strong demand and higher volume all contributed to the operating margin of 24.3% .

New orders totalled $123.7 million, and segment backlog was $388.7 million at the end of the quarter.

Training & Services/Civil (TS/C)
Financial results
(millions, except operating margins)		Q3-08	Q2-08	Q1-08	Q4-07	Q3-07

Revenue		$92.8	90.0	94.8	91.7	83.1
Segment operating income		$15.5	14.6	19.6	21.3	13.5
Operating margins	%	16.7	16.2	20.7	23.2	16.2
Backlog		$896.1	887.5	853.4	951.6	905.6

Revenue in the TS/C segment increased 12% year over year as a result of continued strong demand in most of our training centres and the addition of 12 revenue simulator equivalent units (RSEUs) to our global network.

Segment operating income was $15.5 million (16.7% of revenue), compared to $13.5 million (16.2% of revenue) last year. While our civil training business showed continued operational strength, margins in the quarter were impacted by operating costs associated with the expansion of our network and the ramp-up of new training programs.

TS/C’s operating margin is relatively unaffected by foreign exchange fluctuations, however, year over year, the appreciation of the Canadian dollar reduced the translation value of the segment’s revenue and operating income.

New orders exceeded $104 million, and segment backlog was $896.1 million at the end of the quarter.

Simulation Products/Military (SP/M)
Financial results
(millions, except operating margins)		Q3-08	Q2-08	Q1-08	Q4-07	Q3-07

Revenue		$89.6	97.1	95.5	92.2	105.2
Segment operating income		$11.5	13.4	12.3	9.5	11.2
Operating margins	%	12.8	13.8	12.9	10.3	10.6
Backlog		$704.4	535.3	560.5	635.8	609.0

Revenue in the SP/M segment was $89.6 million in the quarter, compared to the $105.2 million we generated last year. Revenue was higher last year mainly because of the intense level of activity on some European programs. Also, last year’s results benefited from a lower Canadian dollar compared with its U.S. counterpart.

Segment operating income in the quarter was $11.5 million, up 3% year over year.

New orders totalled $265.7 million, and segment backlog was $704.4 million at the end of the quarter. We expect variations in the level of order bookings between quarters in both Military segments because of the unique nature of military contracts and the irregular timing in which they are awarded.

Training & Services/Military (TS/M)
Financial results
(millions, except operating margins)		Q3-08	Q2-08	Q1-08	Q4-07	Q3-07

Revenue		$58.9	54.5	55.0	55.8	50.8
Segment operating income		$9.5	7.9	6.4	6.1	6.8
Operating margins	%	16.1	14.5	11.6	10.9	13.4
Backlog		$721.5	717.2	772.3	834.4	857.3

Revenue in the TS/M segment was $58.9 million, up by 16% from last year despite negative foreign exchange fluctuations. This increase is the result of additional support and training services business with European and U.S. Forces. As well, we received the benefit of a cost recovery during the quarter, which resulted from an annual labour rate review with the Canadian government. The recent quarter also includes the integration of Engenuity (now part of Presagis) and Kesem (now part of CAE Professional Services) into our results.

Segment operating income was $9.5 million, up by 40% over the same period last year.

New orders totalled $72.9 million this quarter, and segment backlog was $721.5 million at the end of the quarter.

Combined revenue in the quarter for the Military business as a whole was $148.5 million and combined operating income was $21.0 million, resulting in an operating margin of 14.1% .

The combined Military book-to-sales ratio in the quarter was 2.3x and 1.1x on a trailing 12-month basis.

Cash flow and financial position

In the third quarter, we generated $61.0 million of net cash provided by continuing operations. We invested $21.1 million in capital expenditures, and received $14.4 million in non-recourse financing. As a result, we generated free cash flow(2) of $46.2 million in the quarter.

Net debt(3) was $187.2 million for the quarter, down by 14% from last quarter.

CAE will pay a dividend of $0.01 per share on March 31, 2008 to shareholders of record on March 14, 2008.

Additional consolidated financial results

The consolidated backlog was $2.711 billion at the end of the quarter, compared to $2.513 billion at the end of last quarter. New orders of $566.6 million were added to backlog this quarter, while negative foreign exchange movements reduced the Canadian dollar value of the backlog by $24.4 million. The net increase was partially offset by $344.8 million of revenues generated from backlog.

Income taxes were $16.8 million in the quarter, representing an effective tax rate of 30%. We expect the effective income tax rate for fiscal 2008 to be approximately 30%.

You will find a more detailed discussion of our results by segment in the management’s discussion and analysis (MD&A) as well as in our consolidated financial statements which are posted on our website at www.cae.com/Q3FY08.

Conference call

CAE will host a conference call today at 12:00 p.m. EST for analysts, institutional investors and the media. North American participants can listen to the conference by dialing +1-866-540-8136 or +1-514-868-1042. Overseas participants can dial +800-6578-9868 or +1-514-868-1042. The conference call will also be audio Webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1 billion, CAE employs approximately 6,000 people at more than 75 sites and training locations in 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. More than 75,000 crewmembers train yearly in our global network of 27 civil aviation and military training centres. We also offer modelling and simulation software to various market segments and through CAE’s professional services division, we assist customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2007. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of February 14, 2008 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting all capital expenditures (including growth capital expenditures and capitalized costs) and dividends paid, and then adding the proceeds from sale and leaseback arrangements and other asset-specific financing (including non-recourse debt). Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

(3) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

On the Web: www.cae.com

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets
(Unaudited)	As at December 31	As at March 31
(amounts in millions of Canadian dollars)	2007	2007

Assets
Current assets
Cash and cash equivalents	$201.0	$150.2
Accounts receivable	264.8	219.8
Inventories	212.2	203.8
Prepaid expenses	31.5	23.5
Income taxes recoverable	39.7	24.7
Future income taxes	8.3	3.7

	757.5	625.7
Property, plant and equipment, net	948.5	986.6
Future income taxes	62.1	81.5
Intangible assets	58.7	36.0
Goodwill	111.0	96.9
Other assets	132.6	129.5

	$2,070.4	$1,956.2

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$371.4	$403.9
Deposits on contracts	209.2	184.8
Current portion of long-term debt	26.7	27.2
Future income taxes	10.9	4.9

	618.2	620.8
Long-term debt	361.5	256.0
Deferred gains and other long-term liabilities	191.5	232.7
Future income taxes	33.6	16.8

	1,204.8	1,126.3

Shareholders’ Equity
Capital stock	418.5	401.7
Contributed surplus	6.3	5.7
Retained earnings	611.4	510.2
Accumulated other comprehensive loss	(170.6)	(87.7)

	865.6	829.9

	$2,070.4	$1,956.2

Consolidated Statements of Earnings
	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
((amounts in millions of Canadian dollars, except per share amounts)	2007	2006	2007	2006

Revenue	$344.8	$331.2	$1,057.0	$913.4

Earnings before interest and income taxes	$61.7	$44.2	$181.8	$136.1
Interest expense, net	4.8	2.9	12.8	7.1

Earnings before income taxes	$56.9	$41.3	$169.0	$129.0
Income tax expense	16.8	11.6	51.2	35.0

Earnings from continuing operations	$40.1	$29.7	$117.8	$94.0
Results of discontinued operations	(0.6)	-	(0.7)	(0.9)

Net earnings	$39.5	$29.7	$117.1	$93.1

Basic earnings per share from continuing operations	$0.16	$0.12	$0.47	$0.37

Diluted earnings per share from continuing
operations	$0.16	$0.12	$0.46	$0.37

Basic and diluted earnings per share	$0.16	$0.12	$0.46	$0.37

Weighted average number of shares outstanding (Basic)	253.8	251.2	253.2	251.0

Weighted average number of shares outstanding (Diluted)	254.8	253.3	254.4	252.8

Consolidated Statements of Retained Earnings
	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2007	2006	2007	2006

Retained earnings at beginning of period	$574.4	$451.2	$510.2	$392.8
Transition adjustments – Financial instruments	-	-	(8.3)	-
Net earnings	39.5	29.7	117.1	93.1
Dividends	(2.5)	(2.5)	(7.6)	(7.5)

Retained earnings at end of period	$611.4	$478.4	$611.4	$478.4

Consolidated Statements of Comprehensive Income
	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars)	2007	2006	2007	2006

Net earnings	$39.5	$29.7	$117.1	$93.1

Other comprehensive (loss) income, net of income
taxes:
Foreign Currency Translation Adjustment
Net foreign exchange (losses) gains on translating
financial statements of self-sustaining foreign
operations	$(3.3)	$45.1	$(113.9)	$29.1
Net change in gains (losses) on certain long-term
debt denominated in foreign currency and
designated as hedges on net investments of
self-sustaining foreign operations	2.4	(5.4)	17.0	0.2
Income tax adjustment	(0.3)	0.1	0.6	(0.1)

	$(1.2)	$39.8	$(96.3)	$29.2

Net Changes in Cash Flow Hedge
Net change in (losses) gains on derivative items
designated as hedges of cash flows	$(3.7)	$-	$24.9	$-
Income tax adjustment	1.3	-	(8.0)	-

	$(2.4)	$-	$16.9	$-

Total other comprehensive (loss) income	$(3.6)	$39.8	$(79.4)	$29.2

Comprehensive income	$35.9	$69.5	$37.7	$122.3

Consolidated Statements of Cash Flows
	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2007	2006	2007	2006

Operating activities
Net earnings	$39.5	$29.7	$117.1	$93.1
Results of discontinued operations	0.6	-	0.7	0.9

Earnings from continuing operations	40.1	29.7	117.8	94.0
Adjustments to reconcile earnings to
cash flows from operating activities:
Depreciation	15.3	14.3	45.5	40.4
Financing cost amortization	0.1	0.2	0.6	0.6
Amortization and write down of intangible and other
assets	4.2	3.4	12.7	10.6
Future income taxes	20.0	(1.2)	30.1	11.4
Investment tax credits	2.3	9.6	9.8	5.5
Stock-based compensation plans	1.4	6.4	0.3	14.4
Employee future benefits, net	(0.1)	(0.2)	(0.3)	(0.5)
Other	1.4	(4.3)	2.4	(2.8)
Changes in non-cash working capital	(23.7)	18.1	(88.9)	(26.5)

Net cash provided by operating activities	61.0	76.0	130.0	147.1

Investing activities
Business acquisitions (net of cash and cash equivalents acquired)	-	(4.9)	(40.7)	(4.9)
Proceeds from disposal of discontinued operations	-	-	-	(6.6)
Capital expenditures	(21.1)	(42.7)	(141.2)	(124.3)
Deferred development costs	(4.2)	(0.1)	(13.9)	(0.3)
Deferred pre-operating costs	(0.5)	(2.6)	(0.9)	(2.7)
Other	(0.9)	(1.1)	(4.3)	2.6

Net cash used in investing activities	(26.7)	(51.4)	(201.0)	(136.2)

Financing activities
Net borrowing under revolving unsecured credit facilities	15.0	(30.6)	30.0	(0.6)
Proceeds from long-term debt, net of transaction costs and
debt basis adjustment	15.7	8.0	125.1	32.5
Reimbursement of long-term debt	(4.5)	(3.6)	(20.9)	(11.2)
Dividends paid	(2.5)	(2.4)	(7.4)	(7.3)
Common stock issuance	0.2	0.9	13.7	3.6
Other	(1.3)	(1.6)	(5.8)	(1.0)

Net cash provided by (used in) financing activities	22.6	(29.3)	134.7	16.0

Effect of foreign exchange rate changes
on cash and cash equivalents	(0.2)	6.8	(12.9)	4.9

Net increase in cash and cash equivalents	56.7	2.1	50.8	31.8
Cash and cash equivalents at beginning of period	144.3	110.8	150.2	81.1

Cash and cash equivalents at end of period	$201.0	$112.9	$201.0	$112.9